Exhibit 99.1

Luokung Announces Filing of Motion for Temporary Restraining Order Seeking To Enjoin the U.S. Government from Enforcing Executive Order Restrictions

Luokung to Continue to Seek to Protect Shareholders

BEIJING, March 8, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading interactive location-based services and big data processing technology company based in China, today announced that the Company has filed a Motion for Temporary Restraining order (“TRO”) with the U.S. Federal District Court for the District of Columbia (“Court”).

As announced in a press release on Friday, March 5, 2021, the Company, together with two U.S. shareholders, has filed a complaint in the Court. The complaint alleges that Luokung’s designation as a “Communist Chinese military company” (“CCMC”) by the Department of Defense (“DoD”), and the restrictions associated with that designation under Executive Order 13959 (or “EO 13959”) signed by former President Trump, are unlawful.

As part of that case, Luokung has filed a motion for temporary emergency relief asking the Court to enter a TRO and enjoin the application or enforcement of the prohibitions in EO 13959 as they apply to Luokung.

Management Commentary

Mr. Xuesong Song, Chairman and CEO of Luokung, stated, “We have been proactive in reaching out to the government to address the CCMC designation and the lack of responsiveness has caused frustration and confusion for the Company and its shareholders. Luokung is not a CCMC and is not a state-owned enterprise. Luokung’s business is providing spatial-temporal big data processing technology that we are developing for use in such applications like autonomous driving in China. We have always respected and abided by the laws and regulations of our markets and the requirements of the exchanges in the United States. In the coming days, we intend to argue our position in a proactive manner.”

Luokung looks forward to defending its and its U.S. shareholders’ interests in the Court, but notes there is no guarantee that its claims will prevail.

Background

On January 14, 2021 the DoD placed the Company on a list of entities operating directly or indirectly in the United States and deemed to be a CCMC under EO 13959, issued by former President Trump on November 12, 2020. The DoD list is maintained under the authority of Section 1237 of the National Defense Authorization Act for Fiscal Year 1999 (“Section 1237”).

The Company was added to the Section 1237 List on January 14, 2021. Pursuant to the EO, U.S. persons, including both individuals and entities, are prohibited from engaging in the purchase for value or sale of companies added to the Section 1237 List on January 14, 2021, effective March 15, 2021. However, it should be noted that on January 27, 2021, the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) issued General License 1A – Authorizing Transactions Involving Securities of Certain Communist Chinese Military Companies (“General License 1A”). Under General License 1A, OFAC indicated that all transactions and activities prohibited by EO 13959, as amended by EO 13974 on January 13, 2021 (collectively the “EO”), were authorized through 9:30 am Eastern Daylight Time, May 27, 2021 for any “entity whose name closely matches, but does not exactly match, the name of” a CCMC.

The Company believes Luokung qualifies for the extended date under the plain language of General License 1A. The name on the DoD January 14, 2021 Section 1237 List is not an exact match of Luokung, but merely a close match, and thus any restrictions on U.S. persons’ trading of Luokung securities and derivatives should take effect on May 27, 2021, if at all, rather than March 15, 2021, under General License 1A. Luokung has requested confirmation from OFAC that it qualifies under General License 1A and has been informed that a response from OFAC will be forthcoming before March 15, 2021. Luokung is also seeking a declaration from the Court that General License 1A applies to Luokung, including as part of its TRO request to the Court.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading interactive location-based services and big data processing technology company in China. It provides integrated DaaS, SaaS, and PaaS services for Internet and Internet of Things of Spatial-Temporal big data based on its patented technology. Based on geographic information systems and intelligent Spatial-Temporal big data, it establishes city-level and industry-level digital twin holographic data models to actively serve smart cities, intelligent transportation, smart industry, LBS.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com